SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2003

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico

(Address of principal executive offices)

1-13200

(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  [  ]     No   [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A de C.V. (Registrant)

	By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer
Dated: April 28, 2003.

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

QUARTERLY CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	77%	3,114.9	79%	3,342.4	227.5	7%
Extended Warranties	1%	55.3	1%	50.4	(4.9)	-9%
Money Transfer Revenue	3%	117.0	3%	147.2	30.2	26%
Accrued Mark-up	18%	738.0	15%	618.8	(119.2)	-16%
Penalty Interest	2%	86.6	2%	103.4	16.9	20%
Monetary Loss	-1%	(59.0)	-1%	(26.9)	32.2	-54%	ANNEXES

Total Revenues	100%	4,052.8	100%	4,235.4	182.6	5%	A & E

Cost of merchandise sold	55%	2,216.4	57%	2,423.7	207.3	9%
Repair provision (extended warranties)	0%	19.3	0%	17.6	(1.7)	-9%
Interest expense on funding money transfers	0%	1.6	0%	1.7	0.1	8%
Interest expense on funding credit portfolio	2%	77.2	1%	40.9	(36.3)	-47%
Provision for doubtful accounts	4%	143.0	0%	7.7	(135.2)	-95%
Monetary gain	-1%	(38.4)	0%	(17.5)	20.9	-54%

Total Cost	60%	2,419.1	58%	2,474.2	55.0	2%	ANNEX B

Gross Profit	40%	1,633.6	42%	1,761.2	127.6	8%

Selling, General & Administrative Expenses	25%	1,007.1	24%	1,032.8	25.6	3%
Depreciation and Amortization	4%	177.2	5%	216.7	39.5	22%

Operating Expenses	29%	1,184.4	30%	1,249.5	65.1	5%

Operating Income before Banco Azteca	11%	449.3	12%	511.7	62.5	14%

EBITDA * before Banco Azteca	16%	647.2	17%	737.8	90.7	14%

Equity in income of Banco Azteca				(41.7)	(41.7)	-100%
Operating Income after Banco Azteca	11%	449.3	11%	470.1	20.8	5%

EBITDA * after Banco Azteca	16%	647.2	16%	696.2	49.0	8%

Comprehensive Financing Result:
Interest income	2%	67.1	0%	17.4	(49.7)	-74%
Interest expense	-4%	(147.1)	-6%	(235.3)	(88.1)	60%
Foreign exchange loss (gain)	2%	63.6	-4%	(171.3)	(234.9)	-370%
Monetary gain	0%	15.9	1%	26.6	10.7	67%

	0%	(0.6)	-9%	(362.6)	(362.0)	57689%

Income before taxes	11%	448.6	3%	107.4	(341.2)	-76%

Provision for taxes	-3%	(118.3)	-3%	(110.8)	7.5	-6%
Equity in income of affiliates	0%	0.5	-1%	(60.9)	(61.4)	-11536%
Discontinued operations	-1%	(51.5)	0%	—	51.5	-100%
Extraordinary item	0%	—	0%	—	—	100%
Minority stockholders	0%	(4.1)	0%	(0.9)	3.2	-79%

Income of majority stockholders	7%	275.3	-2%	(65.1)	(340.4)	-124%

*   EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ACCUMULATED CONSOLIDATED INCOME STATEMENTS

Merchandise Sales	77%	3,114.9	79%	3,342.4	227.5	7%
Extended Warranties	1%	55.3	1%	50.4	(4.9)	-9%
Money Transfer Revenue	3%	117.0	3%	147.2	30.2	26%
Accrued Mark-up	18%	738.0	15%	618.8	(119.2)	-16%
Penalty Interest	2%	86.6	2%	103.4	16.9	20%
Monetary Loss	-1%	(59.0)	-1%	(26.9)	32.2	-54%	ANNEXES

Total Revenues	100%	4,052.8	100%	4,235.4	182.6	5%	C & E

Cost of merchandise sold	55%	2,216.4	57%	2,423.7	207.3	9%
Repair provision (extended warranties)	0%	19.3	0%	17.6	(1.7)	-9%
Interest expense on funding money transfers	0%	1.6	0%	1.7	0.1	8%
Interest expense on funding credit portfolio	2%	77.2	1%	40.9	(36.3)	-47%
Provision for doubtful accounts	4%	143.0	0%	7.7	(135.2)	-95%
Monetary gain	-1%	(38.4)	0%	(17.5)	20.9	-54%

Total Cost	60%	2,419.1	58%	2,474.2	55.0	2%	ANNEX D

Gross Profit	40%	1,633.6	42%	1,761.2	127.6	8%

Selling, General & Administrative Expenses	25%	1,007.1	24%	1,032.8	25.6	3%
Depreciation and Amortization	4%	177.2	5%	216.7	39.5	22%

Operating Expenses	29%	1,184.4	30%	1,249.5	65.1	5%

Operating Income before Banco Azteca	11%	449.3	12%	511.7	62.5	14%

EBITDA * before Azteca	16%	647.2	17%	737.8	90.7	14%

Equity in income of Banco Azteca		—	-1%	(41.7)	(41.7)	-100%

Operating Income after Banco Azteca	11%	449.3	11%	470.1	20.8	5%

EBITDA * after Banco Azteca	16%	647.2	16%	696.2	49.0	8%

Comprehensive Financing Result:
Interest income	2%	67.1	0%	17.4	(49.7)	-74%
Interest expense	-4%	(147.1)	-6%	(235.3)	(88.1)	60%
Foreign exchange loss (gain)	2%	63.6	-4%	(171.3)	(234.9)	-370%
Monetary gain	0%	15.9	1%	26.6	10.7	67%

	0%	(0.6)	-9%	(362.6)	(362.0)	57689%

Income before taxes	11%	448.6	3%	107.4	(341.2)	-76%

Provision for taxes	-3%	(118.3)	-3%	(110.8)	7.5	-6%
Equity in income of affiliates	0%	0.5	-1%	(60.9)	(61.4)	-11536%
Discontinued operations	-1%	(51.5)	0%	—	51.5	-100%
Extraordinary item	0%	—	0%	—	—	100%
Minority stockholders	0%	(4.1)	0%	(0.9)	3.2	-79%

Income of majority stockholders	7%	275.3	-2%	(65.1)	(340.4)	-124%

Last Twelve Months EBITDA		2,821.2		3,236.9	415.7	15%

Last Twelve Months Net Income		1,210.3		(259.5)	(1,469.8)	-121%

*     EBITDA = Operating Income + Depreciation and amortization + Monetary loss - Monetary gain

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

CONSOLIDATED BALANCE SHEET

Cash	15%	2,269.9	18%	2,235.8	(34.1)	-2%

Customers	20%	3,116.0	8%	1,083.9	(2,032.1)	-65%
Other current assets	5%	856.2	4%	465.9	(390.2)	-46%

	25%	3,972.1	12%	1,549.8	(2,422.3)	-61%
Inventory	18%	2,795.2	20%	2,592.9	(202.3)	-7%

Current assets	58%	9,037.2	50%	6,378.5	(2,658.8)	-29%

Investment in shares	6%	985.8	12%	1,559.6	573.8	58%
Goodwill	9%	1,436.5	10%	1,328.6	(107.9)	-8%
Fixed assets	24%	3,758.8	24%	3,088.3	(670.5)	-18%
Other assets	3%	398.6	3%	408.1	9.5	2%

TOTAL ASSETS	100%	15,617.0	100%	12,763.1	(2,853.9)	-18%

Short-term bank debt	7%	1,064.7	6%	717.5	(347.2)	-33%
Capitalizaed lease obligations	1%	100.5	1%	77.7	(22.8)	-23%

Short-term liabilities with financial cost	7%	1,165.2	6%	795.1	(370.0)	-32%
Suppliers	16%	2,504.5	17%	2,134.3	(370.2)	-15%
Other short-term liabilities	2%	348.9	2%	316.5	(32.4)	-9%

Short-term liabilities without financial cost	18%	2,853.4	19%	2,450.9	(402.6)	-14%

Short-term liabilities	26%	4,018.6	25%	3,246.0	(772.6)	-19%

Long-term bank debt	23%	3,622.9	23%	2,964.5	(658.4)	-18%
Capitalizaed lease obligations	0%	34.8	0%	15.1	(19.7)	-57%

Long-term liabilities with financial cost	23%	3,657.7	23%	2,979.6	(678.2)	-19%

Long-term liabilities without financial cost	8%	1,231.5	10%	1,304.9	73.4	6%

Total liabilities	57%	8,907.9	59%	7,530.5	(1,377.4)	-15%

Stockholders’ equity	43%	6,709.1	41%	5,232.7	(1,476.5)	-22%

LIABILITIES + EQUITY	100%	15,617.0	100%	12,763.1	(2,853.9)	-18%

CREDIT PORTFOLIO :
Retail Gross Credit Portfolio		1,637.8		257.6	(1,380.1)	-84%
- Charge offs ( more than 90 days past due )		(94.4)		(14.9)	79.6	-84%

NET RETAIL PORTFOLIO		1,543.3		242.8	(1,300.6)	-84%
+ Gross Wholesale Portfolio		—
- Excess of Allowance for Doubtful Accounts		(190.6)		(135.2)	55.4	-29%
+ Overcollateralization		1,763.3		976.4	(786.9)	-45%

NET CREDIT PORTFOLIO IN BALANCE SHEET		3,116.0		1,083.9	(2,032.1)	-65%

Number of Credit Accounts		1,879,550		1,098,444	(781,106)	-42%
Average Balance per Client		2.291		1.891	(0.400)	-17%
Credit Portfolio by Term
13 Weeks		3%		1%
26 Weeks		11%		10%
39 Weeks		15%		10%
53 Weeks		68%		69%
65 Weeks		3%		10%
WEIGHTED AVERAGE TERM OF CREDIT PORTFOLIO (Weeks)		45		50	5	10%
MOVEMENTS OF THE ALLOWANCE FOR DOUBTFUL ACCOUNTS :
Beginning balance		133.0		142.4	9.4	7%
Provision for Doubtful Accounts (Cost)		143.0		7.7	(135.2)	-95%
Provision for Doubtful Accounts (Discontinued Operations)		9.0			(9.0)	-100%
Charge offs ( more than 90 days past due )		(94.4)		(14.9)	79.6	-84%

Excess of Allowance for Doubtful Accounts		190.6		135.2	(55.4)	-29%

Excess of Allowance for Doubtful Accts / Net Retail Portfolio		12%		56%

(1)  Includes securitization junior notes

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX A - QUARTERLY REVENUES’ BREAKDOWN

a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	35%	1,139.6	34%	1,216.5	77.0	7%
Household Appliances	24%	792.7	25%	872.2	79.5	10%
Furniture	16%	522.6	16%	557.9	35.2	7%
Small Appliances	8%	277.7	8%	269.3	(8.4)	-3%
Telephones	6%	182.7	7%	236.1	53.4	29%
Photo	1%	46.2	1%	35.5	(10.8)	-23%
Computers	5%	153.3	4%	154.9	1.6	1%
Clothing	0%	—	0%		—	0%
Extended Warranties	2%	55.3	1%	50.4	(4.9)	-9%
Dinero en Minutos	2%	72.1	2%	87.6	15.5	22%
Dinero Express	1%	44.9	2%	59.5	14.6	33%

	100%	3,287.3	100%	3,540.0	252.7	8%

(2) Per Store Format
Elektra	88%	2,896.2	87%	3,090.4	194.1	7%
Bodega de Remates	4%	143.8	5%	192.3	48.5	34%
SyR	8%	247.2	7%	257.3	10.1	4%
The One	0%	—	0%		—	0%

	100%	3,287.3	100%	3,540.0	252.7	8%

(3) Per Region
Mexico	96%	3,165.0	96%	3,386.0	221.1	7%
Latin America	4%	122.3	4%	153.9	31.7	26%

	100%	3,287.3	100%	3,540.0	252.7	8%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	90%	688.0	92%	640.7	(47.3)	-7%
Bodega de Remates	4%	27.7	2%	15.8	(11.9)	-43%
SyR	7%	49.8	6%	38.9	(10.9)	-22%
The One	0%	—	0%		—	0%

	100%	765.5	100%	695.4	(70.1)	-9%

(2) Per Region
Mexico	94%	719.1	93%	648.1	(71.0)	-10%
Latin America	6%	46.4	7%	47.3	0.9	2%

	100%	765.5	100%	695.4	(70.1)	-9%

CONSOLIDATED REVENUES		4,052.8		4,235.4	182.6	5%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX C - ACCUMULATED REVENUES’ BREAKDOWN

a. PRODUCTS AND SERVICES REVENUES :
(1) Per Product Line
Electronics	35%	1,139.6	34%	1,216.5	77.0	7%
Household Appliances	24%	792.7	25%	872.2	79.5	10%
Furniture	16%	522.6	16%	557.9	35.2	7%
Small Appliances	8%	277.7	8%	269.3	(8.4)	-3%
Telephones	6%	182.7	7%	236.1	53.4	29%
Photo	1%	46.2	1%	35.5	(10.8)	-23%
Computers	5%	153.3	4%	154.9	1.6	1%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	2%	55.3	1%	50.4	(4.9)	-9%
Dinero en Minutos	2%	72.1	2%	87.6	15.5	22%
Dinero Express	1%	44.9	2%	59.5	14.6	33%

	100%	3,287.3	100%	3,540.0	252.7	8%

(2) Per Store Format
Elektra	88%	2,896.2	87%	3,090.4	194.1	7%
Bodega de Remates	4%	143.8	5%	192.3	48.5	34%
SyR	8%	247.2	7%	257.3	10.1	4%
The One	0%	—	0%	—	—	0%

	100%	3,287.3	100%	3,540.0	252.7	8%

(3) Per Region
Mexico	96%	3,165.0	96%	3,386.0	221.1	7%
Latin America	4%	122.3	4%	153.9	31.7	26%

	100%	3,287.3	100%	3,540.0	252.7	8%

b. CREDIT REVENUES :
(1) Per Store Format
Elektra	90%	688.0	92%	640.7	(47.3)	-7%
Bodega de Remates	4%	27.7	2%	15.8	(11.9)	-43%
SyR	7%	49.8	6%	38.9	(10.9)	-22%
The One	0%	—	0%	—	—	0%

	100%	765.5	100%	695.4	(70.1)	-9%

(2) Per Region
Mexico	94%	719.1	93%	648.1	(71.0)	-10%
Latin America	6%	46.4	7%	47.3	0.9	2%

	100%	765.5	100%	695.4	(70.1)	-9%

CONSOLIDATED REVENUES		4,052.8		4,235.4	182.6	5%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX B - QUARTERLY COST BREAKDOWN

a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	37%	824.9	37%	913.1	88.3	11%
Household Appliances	26%	578.8	26%	639.7	61.0	11%
Furniture	14%	315.8	14%	339.3	23.5	7%
Small Appliances	9%	205.8	8%	203.5	(2.2)	-1%
Telephones	6%	143.7	7%	180.5	36.8	26%
Photo	1%	29.8	1%	22.2	(7.6)	-25%
Computers	5%	117.9	5%	125.4	7.5	6%
Clothing	0%	—	0%		—	0%
Extended Warranties	1%	19.3	1%	17.6	(1.7)	-9%
Money Transfers	0%	1.6	0%	1.7	0.1	8%

	100%	2,237.3	100%	2,443.0	205.7	9%

(2) Per Store Format
Elektra	87%	1,946.5	86%	2,106.5	160.0	8%
Bodega de Remates	5%	114.5	6%	149.1	34.7	30%
SyR	8%	176.4	8%	187.4	11.0	6%
The One	0%	—	0%		—	0%

	100%	2,237.3	100%	2,443.0	205.7	9%

(3) Per Region
Mexico	96%	2,153.5	95%	2,322.2	168.7	8%
Latin America	4%	83.8	5%	120.8	37.0	44%

	100%	2,237.3	100%	2,443.0	205.7	9%

b. CREDIT COST :
(1) Per Store Format
Elektra	91%	165.8	92%	28.7	(137.0)	-83%
Bodega de Remates	3%	6.2	0%	0.1	(6.0)	-98%
SyR	5%	9.8	7%	2.3	(7.6)	-77%
The One	0%	—	0%		—	0%

	100%	181.8	100%	31.1	(150.7)	-83%

(2) Per Region
Mexico	91%	165.7	65%	20.2	(145.5)	-88%
Latin America	9%	16.1	35%	10.9	(5.2)	-32%

	100%	181.8	100%	31.1	(150.7)	-83%

CONSOLIDATED COST		2,419.1		2,474.2	55.0	2%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX D - ACCUMULATED COST BREAKDOWN

a. PRODUCTS AND SERVICES COST :
(1) Per Product Line
Electronics	37%	824.9	37%	913.1	88.3	11%
Household Appliances	26%	578.8	26%	639.7	61.0	11%
Furniture	14%	315.8	14%	339.3	23.5	7%
Small Appliances	9%	205.8	8%	203.5	(2.2)	-1%
Telephones	6%	143.7	7%	180.5	36.8	26%
Photo	1%	29.8	1%	22.2	(7.6)	-25%
Computers	5%	117.9	5%	125.4	7.5	6%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	1%	19.3	1%	17.6	(1.7)	-9%
Money Transfers	0%	1.6	0%	1.7	0.1	8%

	100%	2,237.3	100%	2,443.0	205.7	9%

(2) Per Store Format
Elektra	87%	1,946.5	86%	2,106.5	160.0	8%
Bodega de Remates	5%	114.5	6%	149.1	34.7	30%
SyR	8%	176.4	8%	187.4	11.0	6%
The One	0%	—	0%	—	—	0%

	100%	2,237.3	100%	2,443.0	205.7	9%

(3) Per Region
Mexico	96%	2,153.5	95%	2,322.2	168.7	8%
Latin America	4%	83.8	5%	120.8	37.0	44%

	100%	2,237.3	100%	2,443.0	205.7	9%

b. CREDIT COST :
(1) Per Store Format
Elektra	91%	165.8	92%	28.7	(137.0)	-83%
Bodega de Remates	3%	6.2	0%	0.1	(6.0)	-98%
SyR	5%	9.8	7%	2.3	(7.6)	-77%
The One	0%	—	0%	—	—	0%

	100%	181.8	100%	31.1	(150.7)	-83%

(2) Per Region
Mexico	91%	165.7	65%	20.2	(145.5)	-88%
Latin America	9%	16.1	35%	10.9	(5.2)	-32%

	100%	181.8	100%	31.1	(150.7)	-83%

CONSOLIDATED COST		2,419.1		2,474.2	55.0	2%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX E - QUARTERLY GROSS PROFIT BREAKDOWN

a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	30%	314.7	28%	303.4	(11.3)	-4%
Household Appliances	20%	214.0	21%	232.5	18.5	9%
Furniture	20%	206.9	20%	218.6	11.7	6%
Small Appliances	7%	71.9	6%	65.8	(6.2)	-9%
Telephones	4%	39.1	5%	55.7	16.6	42%
Photo	2%	16.5	1%	13.2	(3.2)	-20%
Computers	3%	35.4	3%	29.5	(5.9)	-17%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	3%	36.1	3%	32.9	(3.2)	-9%
Money Transfers	11%	115.4	13%	145.4	30.0	26%

	100%	1,049.9	100%	1,097.0	47.0	4%

(2) Per Store Format
Elektra	90%	949.7	90%	983.8	34.1	4%
Bodega de Remates	3%	29.4	4%	43.2	13.8	47%
SyR	7%	70.8	6%	69.9	(0.9)	-1%
The One	0%	—	0%	—	—	0%

	100%	1,049.9	100%	1,097.0	47.0	4%

(3) Per Region
Mexico	96%	1,011.5	97%	1,063.8	52.4	5%
Latin America	4%	38.5	3%	33.1	(5.3)	-14%

	100%	1,049.9	100%	1,097.0	47.0	4%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	89%	522.2	92%	611.9	89.8	17%
Bodega de Remates	4%	21.6	2%	15.7	(5.9)	-27%
SyR	7%	40.0	6%	36.7	(3.3)	-8%
The One	0%	—	0%	—	—	0%

	100%	583.7	100%	664.3	80.6	14%

(2) Per Region
Mexico	95%	553.4	95%	627.9	74.5	13%
Latin America	5%	30.2	5%	36.3	6.1	20%

	100%	583.7	100%	664.3	80.6	14%

CONSOLIDATED GROSS PROFIT		1,633.6		1,761.2	127.6	8%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX F - ACCUMULATED GROSS PROFIT BREAKDOWN

a. PRODUCTS AND SERVICES GROSS PROFIT :
(1) Per Product Line
Electronics	30%	314.7	28%	303.4	(11.3)	-4%
Household Appliances	20%	214.0	21%	232.5	18.5	9%
Furniture	20%	206.9	20%	218.6	11.7	6%
Small Appliances	7%	71.9	6%	65.8	(6.2)	-9%
Telephones	4%	39.1	5%	55.7	16.6	42%
Photo	2%	16.5	1%	13.2	(3.2)	-20%
Computers	3%	35.4	3%	29.5	(5.9)	-17%
Clothing	0%	—	0%	—	—	0%
Extended Warranties	3%	36.1	3%	32.9	(3.2)	-9%
Money Transfers	11%	115.4	13%	145.4	30.0	26%

	100%	1,049.9	100%	1,097.0	47.0	4%

(2) Per Store Format
Elektra	90%	949.7	90%	983.8	34.1	4%
Bodega de Remates	3%	29.4	4%	43.2	13.8	47%
SyR	7%	70.8	6%	69.9	(0.9)	-1%
The One	0%	—	0%	—	—

	100%	1,049.9	100%	1,097.0	47.0	4%

(3) Per Region
Mexico	96%	1,011.5	97%	1,063.8	52.4	5%
Latin America	4%	38.5	3%	33.1	(5.3)	-14%

	100%	1,049.9	100%	1,097.0	47.0	4%

b. CREDIT GROSS PROFIT :
(1) Per Store Format
Elektra	89%	522.2	92%	611.9	89.8	17%
Bodega de Remates	4%	21.6	2%	15.7	(5.9)	-27%
SyR	7%	40.0	6%	36.7	(3.3)	-8%
The One	0%	—	0%	—	—	0%

	100%	583.7	100%	664.3	80.6	14%

(2) Per Region
Mexico	95%	553.4	95%	627.9	74.5	13%
Latin America	5%	30.2	5%	36.3	6.1	20%

	100%	583.7	100%	664.3	80.6	14%

CONSOLIDATED GROSS PROFIT		1,633.6		1,761.2	127.6	8%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

ANNEX G - ACCUMULATED MERCHANDISE SALES MIX

ELEKTRA
Cash	40%	1,090.8	38%	1,114.8	24.0	2%
Credit	60%	1,637.8	62%	1,784.4	146.7	9%

	100%	2,728.5	100%	2,899.2	170.7	6%

BODEGA DE REMATES
Cash	49%	69.7	53%	100.6	30.9	44%
Credit	51%	72.9	47%	89.1	16.2	22%

	100%	142.6	100%	189.7	47.1	33%

SALINAS Y ROCHA
Cash	44%	107.0	50%	125.9	18.9	18%
Credit	56%	136.7	50%	127.6	(9.2)	-7%

	100%	243.7	100%	253.5	9.7	4%

THE ONE
Cash	0%	—	0%		—	0%
Credit	0%	—	0%		—	0%

	0%	—	0%	—	—	0%

EXTENDED WARRANTIES
Cash	3%	1.7	3%	1.7	(0.0)	-2%
Credit	97%	53.6	97%	48.8	(4.9)	-9%

	100%	55.3	100%	50.4	(4.9)	-9%

MONEY TRANSFER SERVICES
Dinero en Minutos (USA - Mexico)	62%	72.1	60%	87.6	15.5	22%
Dinero Express (Mexico - Mexico)	38%	44.9	40%	59.5	14.6	33%

	100%	117.0	100%	147.2	30.2	26%

N. A. = NOT AVAILABLE

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02	1Q03		Change

OPERATIONAL AND FINANCIAL RATIOS

SAME-STORE INFORMATION		For the Quarter
Same-Store Contribution Growth :
ELEKTRA	2.9%		11.3%
BODEGA DE REMATES	-25.3%		13.4%
SALINAS Y ROCHA	0.9%		-5.5%
THE ONE

CONSOLIDATED	1.5%		9.9%

SAME-STORE INFORMATION		Accumulated
Same-Store Contribution Growth :
ELEKTRA	2.9%		11.3%
BODEGA DE REMATES	-25.3%		13.4%
SALINAS Y ROCHA	0.9%		-5.5%
THE ONE

CONSOLIDATED	1.5%		9.9%

FINANCIAL RATIOS
LEVERAGE (Total Liabilities / Shareholder’s Equity)	1.33		1.44
LIQUIDITY (Current Assets / Current Liabilities)	2.25		1.97
R.O.E. (Return on Equity) (1)	18.0%		-5.0%
R.O.A. (Return on Assets) (1)	7.7%		-2.0%
ELEKTRA SHARE MARKET RATIOS
Weighted Average of Shares Outstanding (000)	242,942		237,600
LTM* Earnings per Share	4.98		(1.09)
Earnings per Share	1.13		(0.27)
LTM* Price Earnings Ratio (P / E)	0.13		(0.05)
LTM* Firm Value / E.B.I.T.D.A. Ratio (FV / EBITDA)	4.32		2.09
Price Book Value Ratio (P / BV)	1.43		1.00
Market Value (Close)	39.62		22.06

(1)	Last twelve months Net income

(2)	Last twelve months EBITDA

GRUPO ELEKTRA, S.A. DE C.V. AND SUBSIDIARIES
MILLIONS OF MEXICAN PESOS OF MARCH 31, 2003 PURCHASING POWER

	1Q02		1Q03		Change

INFRASTRUCTURE

Number of Stores
Elektra Mexico	61%	575	72%	638	63	11%
Elektra Latin America	10%	98	7%	64	(34)	-35%
Bodega de Remates	6%	60	11%	94	34	57%
Salinas y Rocha	9%	88	11%	94	6	7%
The One / Hecali	13%	123	0%		(123)	-100%

TOTAL	100%	944	100%	890	(54)	-6%

Exhibition Surface (m2)
Elektra Mexico	63%	422,659	71%	455,560	32,901	8%
Elektra Latin America	12%	78,193	8%	50,776	(27,417)	-35%
Bodega de Remates	5%	34,450	8%	48,458	14,008	41%
Salinas y Rocha	13%	86,980	14%	90,587	3,607	4%
The One / Hecali	7%	45,317	0%		(45,317)	-100%

TOTAL	100%	667,599	100%	645,382	(22,217)	-3%

Average Surface per Store (m2)
Elektra Mexico		735		714	(21)	-3%
Elektra Latin America		798		793	(5)	-1%
Bodega de Remates		574		516	(59)	-10%
Salinas y Rocha		988		964	(25)	-3%
The One / Hecali		368		N.A.	N.A.	N.A.

TOTAL		707		725	18	3%

1Q EBITDA Increases 14% to Record Ps. 738 Million

— Banco Azteca More Than Doubles Net Deposits Reaching 1.5 Billion Pesos —

— Net Debt Declines 40% —

Highlights:

•	1Q03 EBITDA rose 14% YoY to a record Ps. 738 million from Ps. 647 million in 1Q02, largely as a result of a 4.5% YoY growth in consolidated revenue and on-going cost and expense controls. Furthermore, new compensation scheme based on contribution (revenue minus cost and expenses minus imputed cost of capital), continues to positively impact results.

•	In only five months of operation, Banco Azteca’s net deposits surpassed Ps. 1.5 billion, a 243% increase from initial net deposits transferred from Serfin. Additionally, after only four months of operation, Banco Azteca’s gross portfolio reached more than Ps. 2.6 billion.

•	Net debt declined 40% YoY and 24% QoQ to Ps. 1.539 billion in 1Q03 from Ps. 2.553 billion in 1Q02 and Ps. 2.023 bn in 4Q02, respectively. During 1Q03, Grupo Elektra paid off its US$130 million syndicated loan and US$52 million of its outstanding Euro commercial paper. Furthermore, Grupo Elektra was able to accelerate and complete the anticipated amortization of its outstanding public securitization program representing an amount of Ps 2.450 billion. The resources for these payments came largely from the cash position of the company, the issuance of debt in pesos for approximately Ps. 550 million and a series of transaction including the sale of assets to Banco Azteca used for its day-to-day operations.

Financial Highlights

Ps. Million	Quarterly		Change

	1Q03	1Q02	$	%
Total Revenues *	4,235	4,053	183	4.5%
Gross Profit *	1,761	1,634	128	7.8%
EBITDA before Banco Azteca	738	647	91	14.0%
EBITDA after Banco Azteca	696	647	49	7.6%
Net Income	(65)	275	(340)	n.m.
EPS (pesos per share)	(0.27)	1.13	(1.41)	n.m.
EPS (US$ per ADR)**	(0.10)	0.42	(0.52)	n.m.

* Before Banco Azteca

** Ps. 10.78 per US$

Financial Highlights:

Mexico City, April 28, 2003 – Grupo Elektra S.A. de C.V. (NYSE:EKT, BMV: ELEKTRA*), Latin America’s leading specialty retailer, consumer finance and banking services company, reported today financial results for the first quarter of 2003.

Javier Sarro, Chief Executive Officer of Grupo Elektra, commented: “Results for the first quarter of the year were in line with expectations. We continued to deliver strong cash flow amidst a still uncertain consumer environment. This was largely achieved on top of an increased market share that further consolidates our leadership in the specialty retail segment and our successful on-going cost and expense controls.”

He continued: “In addition, we are now fully reaping the benefits of our new compensation scheme, which was gradually implemented throughout the last 18 months. Geared by contribution, the scheme is an excellent complement to our on-going efforts to control costs and expenses at all levels of the organization.”

“The first full quarter of operations of Banco Azteca was extremely encouraging as we were able to exceed the goals set for our deposit and consumer loans products. This creates a solid base to gradually increase our selection of quality financial products and services directed to Grupo Elektra’s large retail customer base”, said Carlos Septién, Chief Executive Officer of Banco Azteca.

Rodrigo Pliego, Chief Financial Officer of Grupo Elektra, stated: “Our financial strategy for 2003 will benefit all our stakeholders. Our main objectives in the short-term are to pre-pay expensive debt and to reduce our exposure to dollar-denominated liabilities. This will allow us to reduce financial expenses for Grupo Elektra. In addition, the transactions conducted with Banco Azteca represent the separation of assets and elimination of inter-company agreements between the retail division and the bank”. (Note: for details on these transactions please see press release dated March 24, 2003 which is available in our award-winning website at www.grupoelektra.com.mx).

1Q03 Financial Highlights:

     In response to the feedback received from market participants and in order to enhance the transparency of our reports, we are presenting the results of Banco Azteca under the equity participation method. All figures and discussions detailed in this press release result from the application of this accounting method that provides a clearer overview of the separated results of our retail division and of Banco Azteca.

     For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

Comments on 1Q03 results:

     Revenue

     Total revenue increased 4.5% YoY largely due to a 7.7% YoY increase in revenue of the retail division. This was in turn due to a strong performance of the Elektra and Bodega de Remates store formats, where revenue increased by 6.7% and 33.7%, respectively, over the same period. The positive performance of the retail division was partially offset by a 9.2% YoY decrease in revenue of the consumer finance division. This was due to the fact that Grupo Elektra, through its Elektrafin subsidiary, ceased to provide consumer credit as of December 1, 2002. Since that date, Banco Azteca started offering consumer loans for customers of Grupo Elektra.

Revenues

Ps. Million	Quarterly		Change

	1Q03	1Q02	$	%
Consolidated Revenues	4,235	4,053	183	4.5%
Retail	3,540	3,287	253	7.7%
Consumer Credit [1]	695	766	(70)	-9.2%

1 Includes only Credimax operations.

     Gross Profit

     Gross profit experienced a strong, 7.8% YoY increase thanks to the above mentioned revenue increase and margin expansion in our credit division, from 76.3% in 1Q02 to 95.8% in 1Q03. This results from the application of the equity method, through which the provision for doubtful accounts (i.e. a cost) has been generated at Banco Azteca since December 1, 2002.

Gross Profit

Ps. Million	Quarterly		Change

	1Q03	1Q02	$	%
Consolidated Gross Profit	1,761	1,634	128	7.8%
Retail	1,097	1,050	46	4.5%
Consumer Credit [1]	666	584	82	14.1%

1 Includes only Credimax operations.

     EBITDA and Operating Profit

     The increase in revenue, coupled with the expansion in gross margin and a marginal 2.5% YoY increase in operating expenses resulted in a 14.0% YoY increase in EBITDA. Operating expenses remained in check due to our ongoing cost and expense control programs and our new compensation scheme based on contribution, which makes employees at all levels of the organization more careful with expenditures.

     Meanwhile, operating profit increased by 13.9% YoY as depreciation and amortization expenses rose 22.3% over the same period due to the fact that the pre-payment of the public securitization program of accounts receivable forced us to fully amortize Ps. 47.2 million of issuing expenses of the program, which were being gradually amortized over its life.

EBITDA & Op. Profit

Ps. Million	Quarterly		Change

	1Q03	1Q02	$	%
Consolidated EBITDA	738	647	91	14.0%
Operating Profit	512	449	63	13.9%

     Comprehensive Cost of Financing

     Strong operating performance was largely offset by a comprehensive cost of financing of Ps. 362.6 million in 1Q03, compared to Ps. 0.6 million in 1Q02. The Ps. 362.0 million YoY increase is explained by:

•	A Ps. 137.9 million increase in net interest expense coming from:

o	Ps. 49.7 million lower interest income resulting from lower interest rates, and

o	Ps. 88.1 million higher interest expenses due to the penalty fee paid for the pre-payment of the public securitization program of accounts receivable and interests paid on the new private securitization program. The basis to calculate interests on the new securitization program leads to high front-ended payments which diminish over its life, compared to the straight line basis of calculation on the former program.

•	FX losses of Ps. 171.3 million in 1Q03 compared to FX gains of Ps. 63.6 million in 1Q02.

•	These increases in financial expenses were partially offset by a monetary gain that was Ps. 10.7 million higher than that of the same quarter last year.

     Net Profit

     The above mentioned increase in the comprehensive cost of financing, coupled with a Ps. 41.7 million loss in Banco Azteca and a Ps. 60.9 million loss from our investment in CASA, led to a net loss for 1Q03 of Ps. 65.1 million, compared to a Ps. 275.3 million net profit during 1Q02.

Net Profit

Ps. Million	Quarterly		Change

	1Q03	1Q02	$	%
Consolidated Net Profit	(65)	275	(340)	n.m.
EPS ( Peso Per Share )1	(0.27)	1.13	(1.41)	n.m.
EPS (US$ Per ADR)1*	(0.10)	0.42	(0.52)	n.m.

1  Calculation based on 237,600,000 Elektra * (59,400,000 ADR equivalent) weighted average at March 31, 2003 and 242,942,000 Elektra* ( 60,735,550 ADR equivalent ) outstanding at March 31, 2002
*Ps. 10.78 per US$

1.0	Retail Division

     During 1Q03 we benefited from our enhanced “Nobody Undersells Elektra” strategy. Sales volumes were positively impacted as evidenced by the YoY revenue increases in all our store formats (8%, 30% and 6% for Elektra, Bodega de Remates and Salinas y Rocha, respectively) and our core product lines (6.7% in the combined revenue of electronics, household appliances, furniture and small appliances).

     We believe the volume increases, coupled with better terms from suppliers, offset the negative impact on gross margins. Since Banco Azteca started offering consumer loans to our customers, our retail division gets paid in cash for all customer sales, regardless of whether they are made with cash or credit. As a result of this, we have been able to negotiate better terms from suppliers,.

     For details on the quarterly performance of Elektra, Salinas y Rocha and Bodega de Remates formats, products and services please see Annexes A through F of the attached pages at the end of this press release (“tríptico”).

The following are explanations of certain highlights.

     Telephones (Wireless Products and Services). The low penetration of telephony services, which is especially prevalent within the target market of Grupo Elektra, still provides a high growth potential opportunity for this category of products. During 1Q03, we continued to grow revenue and, most importantly, gross profit in this increasingly important product line as we benefit from a broader selection of wireless products. Revenue increased 29% to Ps. 236.1 million from Ps. 182.7 million in 1Q02. Meanwhile, gross profit increased 42% to Ps. 55.7 million in 1Q03 from Ps. 39.1 million in 1Q02.

Ps. Million	Quarterly		Change

Wireless Products	1Q03	1Q02	$	%
Revenues	236.1	182.7	53.4	29%
Gross Profit	55.7	39.1	16.6	42%

     Western Union. Momentum for our electronic money transfer business continued to build thanks to our successful advertising and promotional campaigns. We expect the positive trend experienced in this business during recent quarters to continue throughout 2003. During 1Q03 we were able to increase the number of transactions in our US to Mexico electronic money transfer business by 44% to 900,000. This represents an amount transfered of US$214 million, a 67% YoY increase. This led to a revenue increase of 22% in 1Q03 to Ps. 87.6 million from Ps. 72.1 million in 1Q02. Over the same period gross profit increased 22% to Ps. 85.9 million in 1Q03 from Ps. 70.5 million in 1Q02.

Ps. Million	Quarterly		Change

Western Union	1Q03	1Q02	$	%
Revenues	87.6	72.1	15.5	22%
Gross Profit	85.9	70.5	15.4	22%

     Dinero Express. During 1Q03 revenue from our domestic electronic money transfer service increased 33% to Ps. 59.5 million from Ps. 44.9 million in 1Q02. Revenue was boosted by a 37% increase in the number of transfers from 585,000 in 1Q02 to 804,000 in 1Q03. This represents a 34% increase in the amount transferred, from Ps. 653 million in 1Q02 to Ps. 877 million in 1Q03.

     Computers, Peripherals and Accessories. The increased promotional efforts launched in 4Q02 to increase volumes in this important line of products paid off. As a result, revenue during 1Q03 reversed its negative trend, growing by 1% to Ps. 154.9 million from Ps. 153.3 million in 1Q02.

Ps. Million	Quarterly		Change

Computers & Peripherals	1Q03	1Q02	$	%
Revenues	154.9	153.3	1.6	1%

2.0	Banco Azteca Operations

2.1	Banco Azteca and Credimax Consumer Loans

     Banco Azteca started issuing its own consumer loans for durables and personal loans as of December 1, 2002, while Credimax ceased to issue new consumer loans in Mexico on the same date after a smooth and efficient transition process. The outstanding portfolio of Credimax in Mexico is being extinguished during 2003. The outstanding credit portfolio and the new accounts generated in our operations in Guatemala, Honduras and Peru remain at Credimax.

     The average term of the combined credit portfolio (Credimax + Banco Azteca) at the end of 1Q03 was 50 weeks, representing one-week and two-week increases from the 49 weeks and 48 weeks reported in 4Q02 and 1Q02, respectively. The rationale behind the extension in payment terms promoted since September 2001 is that extending terms makes financing more attractive, while securing a longer revenue stream for the company. In addition, it is also a response to the competitive threat posed by the lengthening of credit terms from our main competitors.

     At the end of 1Q03, we had a combined total of 2.218 million active credit accounts, compared to 1.880 million in 1Q02, a 18% increase. Combined gross customer accounts receivable reached Ps. 4.7 billion, compared to Ps. 4.3 billion at the end of 1Q02. Out of these totals, Banco Azteca had over 1.1 million active credit accounts and a Ps. 2.62 billion credit portfolio (Ps. 2.54 billion and Ps. 80 million in consumer and personal loans, respectively). The collection rate of Banco Azteca remains at the same excellent historic level maintained by Grupo Elektra.

2.2	Banco Azteca Guardadito Savings Accounts

     Banco Azteca’s savings program continues with its positive trend started since its first day of operation at the end of October 2002. Net deposits reached Ps. 1.5 billion at the end of 1Q03, a 98% QoQ increase compared with net deposits of Ps. 786 million at the end of 4Q02. Over the same period, the number of accounts rose by 536,000 to 1.6 million approximate and the average balance per account increased 36% from Ps. 714 in 4Q02 to Ps. 974 pesos in 1Q03.

3.0	Balance Sheet

     For more details on our Balance Sheet please see page 3 of the attached pages to this press release (“tríptico”).

     Total debt with cost was Ps. 3.8 billion at the end of 1Q03, with 80% of it placed long term, compared with Ps. 4.8 billion for the year-ago period. Net debt at the end of 1Q03 was Ps. 1.5 billion, a 40% decrease compared to Ps. 2.6 billion at the end of 1Q02.

     The above was the result of the financial strategy implemented by the company for 2003 with the short-term objective of pre-paying expensive debt and reducing exposure to dollar-denominated liabilities. During 1Q03 Grupo Elektra paid off its US$130 million syndicated loan and US$ 52 million of its outstanding Euro commercial paper. In addition, the company was able to complete the anticipated amortization of its outstanding public securitization program representing a face value amount of Ps 2.45 billion.

     The resources for the above-mentioned payments came largely from the cash position of the company, the issuance of debt in pesos for approximately Ps. 550 million, the sale of assets to Banco Azteca used in its day-to-day operations (Ps. 650 million) and a series of private securitization of accounts receivable conducted by Elektrafin (Ps. 1.7 billion). Banco Azteca acquired the preferred certificates issued by a trust in connection with such securitizations. These transactions led to the proper allocation of assets and enhance the transparency between banking and retailing operations

We invite you to visit our award-winning corporate website at www.grupoelektra.com.mx

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Grupo Elektra – Tradition with Vision

Grupo Elektra is Latin America’s leading specialty retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra, Salinas y Rocha and Bodega de Remates stores and over the Internet. The Group operates almost 900 stores in Mexico, Guatemala, Honduras and Peru. Grupo Elektra also sells and markets its consumer finance and banking products and services through its Banco Azteca branches located within its stores. Financial services include consumer credit, money transfers, extended warranties and savings accounts.

Investor and Press Inquiries:

Esteban Galíndez, CFA	Rolando Villarreal
Director of Investor Relations	Investor Relations
Grupo Elektra, S.A. de C.V.	Grupo Elektra S.A. de C.V.
Tel. +52 (55) 8582-7819	Tel. +52 (55) 8582-7819
Fax. +52 (55) 8582-7822	Fax. +52 (55) 8582-7822
egalindez@elektra.com.mx	rvillarreal@elektra.com.mx